Exhibit 4.69

news release

NORANDA'S NEW ELECTRONIC RECYCLING
FACILITY TO BEGIN OPERATIONS
Brampton Facility Scheduled to Start Processing on August 18th

BRAMPTON; August 7, 2003 — Noranda Inc. announced today that its new end-of-life electronics' recycling facility in Brampton, Ontario is scheduled to begin recycling operations on August 18, 2003.

The state-of-the-art facility, the only one of its kind in Canada, has begun receiving material from original equipment manufacturers (OEM) and other customers. The plant is expected to process approximately one million pounds a month of end-of-life electronics after ramp-up and 100% of all electronic hardware will be recycled.

"With the opening of our newest electronic recycling facility, Canada now has an environmentally-sound option for the safe recycling of its electronic materials", stated Cindy Thomas, Plant Manager, Noranda Recycling. "Our goal is to become the electronic recycling partner of choice in Canada, recycling 100% of the electronic hardware flowing through our facility."

The Company's Brampton facility is the third Noranda end-of-life electronic recycling plant in North America. The other facilities are located in Roseville California, as well as Lavergne, Tennessee. The Brampton, Roseville and Lavergne facilities focus on end-of-life electronics recycling primarily through Noranda's relationship with OEM customers such as Hewlett-Packard.

Material from the new Brampton plant will be shipped to Noranda's Horne smelter in Rouyn-Noranda, Quebec and other recyclers for further processing and metal recovery. On average, approximately 150,000 tonnes (15%) of the raw material feed for Noranda's primary Canadian copper and recycling operations is derived from recyclable materials.

Noranda Inc. is a leading international mining and metals company with more than 49 mining and metallurgical operations and projects under development in 17 countries. Noranda is one of the world's largest producers of zinc and nickel and is a significant producer of copper, primary and fabricated aluminum, lead, silver, gold, sulphuric acid and cobalt. Noranda is also a major recycler of secondary copper, nickel and precious metals. Noranda employs over 15,000 people. It is listed on The Toronto Stock Exchange and The New York Stock Exchange (NRD).

CONTACTS: www.noranda.com
Dale Coffin
Director, External Communications
416-982-7161
dale.coffin@toronto.norfalc.com

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